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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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16003932

Processing Section

MAR 02 2016

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelyn Securities Corp. JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10421 Motor City Drive Box 341270
(No. and Street)

Bethesda MD 20817
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
P. Richard Zitelman 240-292-0531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4, Marietta, GA 30060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

OATH OR AFFIRMATION

I, P. Richard Zitelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelyn Securities Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelyn Securities Corporation

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2015
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Shelyn Securities Corporation

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Shelyn Securities Corporation

We have audited the accompanying statement of financial condition of Shelyn Securities Corporation as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Shelyn Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shelyn Securities Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Shelyn Securities Corporation's financial statements. The supplemental information is the responsibility of Shelyn Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Shelyn Securities Corporation

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:		
Cash	$	14,134
Deferred tax asset		6,991
Other current assets		480
TOTAL ASSETS		21,605

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	4,500
Total current liabilities		4,500
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized, 500 shares issued and outstanding		22,000
Additional paid-in capital		24,000
Accumulated deficit		(28,895)
Total stockholder's equity		17,105
TOTAL	$	21,605

See Independent Auditors' Report and
Notes to Financial Statements.

Shelyn Securities Corporation

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE - Private placement fees	$ -
OPERATING EXPENSES:	
Compliance Management	6,765
Accounting Fees	7,277
Insurance	672
Licenses & Fees	4,565
Personal Property Tax	600
Total expenses	19,879
Income Tax Benefit	(1,606)
Net Operating Income	$ (18,273)
Net Loss	$ (18,273)

See Independent Auditors' Report and
Notes to Financial Statements.

Shelyn Securities Corporation

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock								
	No. Shares		Amount		Additional paid-in capital		Retained earnings (Accumulated deficit)		Total
Balance, DECEMBER 31, 2014	500	$	22,000	$	24,000	$	(10,622)	$	35,378
Net Loss							(18,273)		(18,273)
Balance, DECEMBER 31, 2015	500	$	22,000	$	24,000	$	(28,895)	$	17,105

See Independent Auditors' Report and
Notes to Financial Statements.

Shelyn Securities Corporation

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net Loss	$	(18,273)
Adjustments to reconcile net loss to net cash provided by operating activities		
Decrease in deferred tax asset		(2,351)
Decrease in accounts payable and accrued expenses		1,268
Net cash provided by operating activities		(19,356)
NET INCREASE IN CASH		(19,356)
CASH AT BEGINNING OF YEAR		33,490
CASH AT END OF YEAR	$	14,134

See Independent Auditors' Report and
Notes to Financial Statements.

SHELYN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Shelyn Securities Corporation (the Company) was incorporated pursuant to the laws of the State of Maryland on August 7, 1985 and is a registered broker-dealer of securities. The Company assists in underwriting private placement investments by affiliates. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents. The Company maintains cash balances which may exceed Federally insured limits. The Company does not believe that this results in significant credit risk.

Revenue Recognition

The Company recognizes revenue from placement fees for a transaction on the closing date when payments for the purchase of interests in the investment partnership have been received in escrow accounts from the investors.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred income taxes are recognized for the tax consequences in future years arising from differences between tax bases of assets and liabilities and their financial reporting

amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The Company applies a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining based on technical merits that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses.

For the year ended December 31 2015 the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for period of three years. While no income tax returns are currently being examined by the Internal Revenue Service tax years since 2012 remain open.

3. RELATED PARTY TRANSACTIONS

The Company currently has an expense sharing agreement ("Agreement") with The Zitelman Group ("TZG"), an entity under common control with the Company. Under the Agreement, TZG shares overhead expenses of the Company in connection with maintaining their offices, including rent, telephone, postage, supplies and other expenses. The Company pays all of its own direct expenses, such as legal and accounting fees, filing and registration and membership fees. In 2015, there were no expenses paid by TZG on behalf of Shelyn.

4. INCOME TAXES

The deferred tax asset consists of the following:

	Federal	State	Total
Deferred tax asset	$4,510	$2,481	$6,991

The Company's deferred tax asset is primarily attributed to net operating loss carryforwards of $30,073 that are available to offset future taxable income through 2033.

The income tax benefit consists of the following:

	Total	Deferred	Current
Federal	$1,044	$1,044	$0
State	$562	$562	$0
	$1,606	$1,606	$0

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $9,351 which was $4,351 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 48.12%.

6. SUBSEQUENT EVENTS

Management evaluated the activity of the Company through February 25, 2016, the date the financial statements are issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Shelyn Securities Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	17,105
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Deferred tax asset		(6,991)
Other current assets		(480)
NET CAPITAL BEFORE HAIRCUT ON SECURITIES	$	9,634
HAIRCUT ON SECURITIES	$	283
NET CAPITAL	$	9,351
AGGREGATE INDEBTEDNESS -		
Accounts payable and accrued expenses		4,500
Total aggregate indebtedness	$	4,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	5,000
Excess net capital		4,351
Net capital in excess of the greater of: 10% of aggregate indebtness or 120% of minimum net capital requirement		5,736
Percentage of aggregate indebtedness to net capital		48.12%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2015.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Shelyn Securities Corporation

We have reviewed management's statements, included in Shelyn Securities Corporation's Annual Exemption Report, in which (1) Shelyn Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shelyn Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Shelyn Securities Corporation stated that Shelyn Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Shelyn Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shelyn Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2016

SHELYN SECURITIES CORP.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

We, as members of management of Shelyn Securities Corp. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through an escrow account. The Company enters into an escrow arrangement with an unaffiliated commercial bank. The escrow arrangement is disclosed in the offering materials or purchase documents. All checks are required to be made payable to the Escrow Account.

Shelyn Securities Corp.

P. Richard Zitelman
President

Communication with Audit Committee at or Near the Conclusion of the Audit

February 25, 2016

To P. Richard Zitelman
Shelyn Securities Corporation

In connection with our audit of the financial statements and supplemental information of Shelyn Securities Corporation for the year ended December 31, 2015 and have issued our report thereon dated February 25, 2016. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2015. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Shelyn Securities Corporation in its 2015 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was:

None noted

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

We believe the quality of the financial reporting is adequate for the size and complexity of the company.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process. **See attached AJE's**

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedules 1, 2 and 3 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Shelyn Securities Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Goldman & Company, CPA's, P.C.
Marietta, Georgia